‘Diane J. Harrison, Esq.
6860 Gulfport Blvd. S. No. 162
S. Pasadena, FL 33707
Phone/Fax: (941) 761-3104
E-mail: HarrisonDJEsq@tampabay.rr.com

June 12, 2006

Ms. Pamela A. Long, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C., 20549
Re: Irish Mag, Inc.
Fourth Amendment to Registration Statement on Form SB-2
File No. 333-132791
Filed: June 12, 2006

Dear Ms. Long:

The table below contains Irish Mag, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated June 8, 2006. On behalf of the Company, on June 12, 2006, I transmitted via EDGAR the Company’s Fourth Amendment to Registration Statement on Form SB-2. Furthermore, to facilitate your review, the Company also transmitted via EDGAR a redlined document in “.pdf” format which clearly shows each and every change: deleted text (“blue strike-out text”), inserted text (“red text”), and moved text (“yellow”).

General
1	New financial statements have been added to correct the deficiencies in our financial statements.
The Offering
2	We revised our document to make this disclosure accurate and consistent per your request.
Risk Factors
3.	We have reviewed each risk factor and have deleted and amended each factor that had any reference to “there is no assurance” contained in the factor.
Management's Discussion and Analysis of Financial Condition
4	Additional disclosure has been added per your request. We have supplied disclosure in our Summary as well as in the MD&A section. This includes results as well as a comparison to last year’s results.

Should you have any questions or comments, please do not hesitate to e-mail me via <HarrisonDJEsq@tampabay.rr.com> or call me at (941) 761-3104.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosures (4)
1. Irish Mag, Inc. SB-2/A-4
2. Adobe Acrobat (.pdf) Irish Mag, Inc. SB-2/A-4 Red-lined
3. Exhibit 5.4: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.
4. Exhibit 23.4 Auditors Consent